     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 22, 1997
                                                           REGISTRATION NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                                  ----------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                  ----------
                          PREMIERE TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          GEORGIA                             4899                   59-3074176
(State or other jurisdiction of    (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)     Classification Code Number)   Identification No.)

3399 PEACHTREE ROAD, N.E., THE LENOX BUILDING, SUITE 400, ATLANTA, GEORGIA 30326
                                 (404) 262-8400
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                BOLAND T. JONES
                CHAIRMAN OF THE BOARD OF DIRECTORS AND PRESIDENT
                          PREMIERE TECHNOLOGIES, INC.
                           3399 PEACHTREE ROAD, N.E.
                         THE LENOX BUILDING, SUITE 400
                             ATLANTA, GEORGIA 30326
                                 (404) 262-8400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  ----------
                                    COPY TO:
                            JEFFREY A. ALLRED, ESQ.
                             L. SCOTT ASKINS, ESQ.
                               ALSTON & BIRD LLP
                        1201 WEST PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA  30309-3424
                                 (404) 881-7000

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]


                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
                                                PROPOSED MAXIMUM          PROPOSED MAXIMUM
     TITLE OF SECURITIES        AMOUNT TO BE   OFFERING PRICE PER        AGGREGATE OFFERING      AMOUNT OF
       TO BE REGISTERED          REGISTERED         SHARE(1)                  PRICE(1)        REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value..   2,500,000          $23.50                  $58,750,000           $17,804
==================================================================================================================

    (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and based upon the average of the high and low prices of the Registrant's Common Stock on April 17, 1997, as reported by the National Association of Securities Dealers automated quotation system.
                             ----------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

+-----------------------------------------------------------------------------+
|INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.  A       |
|REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE | |SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY|
|OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT       |
|BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR | |THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE | |SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE | |UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF |
|ANY SUCH STATE.                                                              |
+-----------------------------------------------------------------------------+


       PROSPECTUS                                         SUBJECT TO COMPLETION
                                                             _____________, 1997
                               2,500,000 SHARES
                          PREMIERE TECHNOLOGIES, INC.
                                  COMMON STOCK


                 This Prospectus relates to 2,500,000 shares (the "Shares") of common stock, $.01 par value per share (the "Common Stock"), of Premiere Technologies, Inc. ("Premiere" or the "Company"), which may be issued by the Company and offered for sale from time to time in connection with future acquisitions of the assets or securities of complementary businesses or properties in such amounts, at such prices and on such terms to be determined at the time of offering. No period of time has been fixed within which the Shares may be offered or sold.

                 The consideration for acquisitions may consist of shares of Common Stock, cash, assumptions of liabilities or a combination thereof as determined by negotiations between the Company's representatives and the owners or controlling persons of the business or properties to be acquired. Factors taken into account in acquisitions include the quality and reputation of the management, potential earning power, cash flow and growth potential of the businesses or properties to be acquired, market value of the Common Stock and other relevant factors. In addition, the Company may lease property from and enter into employment, management, consultant and noncompetition agreements with former owners and key executive personnel of the businesses to be acquired. The Company's management anticipates that the Shares issued in any acquisition will be valued at a price reasonably related to the market price of the Common Stock, reported as of one or more times during the period beginning on the date the terms of the acquisition are agreed upon and ending on the date the Shares are issued and delivered.

                 This Prospectus may only be used in connection with the issuance of Common Stock in connection with the acquisitions of businesses or properties in business combination transactions that would be exempt from registration but for the possibility of integration with other transactions. This Prospectus will be furnished to security holders of the businesses or properties to be acquired.

                 If an acquisition has a material financial effect upon the Company, a Current Report on Form 8-K will be filed subsequent to the acquisition containing financial and other information about the acquisition that would be material to subsequent acquirors of the Shares offered hereby, including pro forma financial information for the Company and historical financial information for the company being acquired. A Current Report on Form 8-K will also be filed when an acquisition does not have a per se material effect upon the Company, but if aggregated with other acquisitions since the date of the Company's most recent audited financial statements, would have such a material effect as set forth in Rule 3-05 under Regulation S-X promulgated by the Securities and Exchange Commission (the "Commission"). If the issuance of Common Stock in connection with an acquisition would not be exempt from registration even if integration is not taken into account, then offerees of the Common Stock in such an acquisition will be furnished with copies of this Prospectus, as amended by a supplement to this Prospectus (a "Prospectus Supplement") or a post-effective amendment (a "Post-Effective Amendment") to the Registration Statement on Form S-4 of which this Prospectus is a part.

                 All expenses of this offering will be paid by the Company. No underwriting discounts or commissions will be paid in connection with the issuance of Shares by the Company in business combination transactions, although finder's fees may be paid with respect to specific acquisitions. Any person receiving a finder's fee may be deemed to be an underwriter with the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act").

                 This Prospectus may not be used in connection with reoffers and resales by persons who receive Shares covered by this Prospectus (the "Selling Shareholders") and who may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act unless accompanied by a Prospectus Supplement or Post-Effective Amendment, if required, naming such persons as Selling Shareholders and providing other information. Resales or reoffers by Selling Shareholders may only be made pursuant to Rule 145(d) under the Securities Act or an exemption from registration under the Securities Act.

                 The Common Stock is traded on the Nasdaq National Market under the symbol "PTEK." On April 21, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $ 23.125 per share.

                 THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS.


 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
             COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
            UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


             THE DATE OF THIS PROSPECTUS IS _______________, 1997.

              THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE COMPANY WILL PROVIDE WITHOUT CHARGE A COPY OF ANY SUCH DOCUMENTS (OTHER THAN EXHIBITS THERETO) UPON WRITTEN OR ORAL REQUEST DIRECTED TO PATRICK G. JONES, SENIOR VICE PRESIDENT OF FINANCE AND LEGAL, PREMIERE TECHNOLOGIES, INC., 3399 PEACHTREE ROAD, N.E., THE LENOX BUILDING, SUITE 400, ATLANTA, GEORGIA 30326, (404) 262-8400. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE AT LEAST FIVE BUSINESS DAYS PRIOR TO THE DATE BY WHICH FINAL ACTION IS TO BE TAKEN WITH RESPECT TO A PROPOSED ACQUISITION BY THE COMPANY INVOLVING THE ISSUANCE OF SECURITIES COVERED BY THIS PROSPECTUS.

                             AVAILABLE INFORMATION

              The Company is subject to the reporting and informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company pursuant to the Exchange Act may be inspected and copied at the principal office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and should be available at the regional office of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a site on the World Wide Web (the "Web") at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Reports, proxy statements and other information concerning the Company may also be inspected and copied at the Public Reference Section of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

              This Prospectus constitutes a part of a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement"), which has been filed by the Company with the Commission under the Securities Act. This Prospectus omits certain information contained in the Registration Statement and reference is hereby made to the Registration Statement and exhibits thereto for further information with respect to the Company and the securities to which this Prospectus relates. Statements contained in this Prospectus concerning the provisions of certain documents filed as exhibits to the Registration Statement are necessarily brief descriptions thereof, and are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such document.

              No person has been authorized to give any information or to make any representation other than those contained in this Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any distribution of the securities to which this Prospectus relates shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or any of its subsidiaries since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or an solicitation of an offer to purchase any securities other than the securities to which it relates or an offer to sell or a solicitation of an offer to purchase securities offered by this Prospectus in any jurisdiction in which such an offer or solicitation is not lawful.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

              The following documents previously filed by the Company (File No. 0-2778) with the Commission under Section 13(a) or 15(d) of the Exchange Act are hereby incorporated by reference in this Prospectus:

              (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

              (b)   The Company's Current Report on Form 8-K dated April 2,
                    1997.

              (c) The description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A dated February 14, 1996, and any amendment or report filed for the purpose of updating any such description.

              All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the date an acquisition is consummated are hereby incorporated by reference in this Prospectus and shall be deemed to be a part hereof from the date of filing of such documents.

              Any statement contained herein, in any amendment or supplement hereto or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein, in any amendment or supplement hereto or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Registration Statement, this Prospectus or any amendment or supplement thereto.

              The Company will provide without charge, to each person to whom this Prospectus is delivered, a copy of any of the other above-referenced documents (other than exhibits thereto) upon written or oral request directed to Patrick G. Jones, Senior Vice President of Finance and Legal, Premiere Technologies, Inc., 3399 Peachtree Road, N.E., The Lenox Building, Suite 400, Atlanta, Georgia 30326, (404) 262-8400.

                           FORWARD-LOOKING STATEMENTS

              The Company may from time to time make written or oral forward-looking statements, including statements contained in the Company's filings with the Commission and its reports to shareholders. This Prospectus contains and incorporates by reference certain statements, other than those concerning historical information, that should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based on management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Corporation Reform Act of 1995. The Company's actual results may differ materially from the results anticipated in these forward-looking statements due to, among other things, factors set forth in this Prospectus under the heading "Risk Factors," and in particular, the risks associated with acquisitions, including, without limitation, the risks that acquisitions do not close and the cost or difficulties related to the integration of the acquired businesses. The Company cautions that such factors are not exclusive. The Company does not undertake to update any forward-looking statement that may be made from time to time by, or on behalf of, the Company.

                                  THE COMPANY

         GENERAL

              The Company is a network-based computer telephony company specializing in the integration of information and telecommunications services. The Company delivers its services through its advanced computer telephony platform, which is accessible from, and provides access to, a variety of devices, including the telephone, fax machine, pager and computer. The platform is modular and scalable, with an open-systems design which allows the Company to quickly customize its services to meet the needs of its subscribers and business partners and to easily expand system capacity.

              The Company's growth to date has been based primarily upon the sale of Premiere WorldLink Communications Services in both the retail and wholesale markets. WorldLink services include worldwide long distance calling, voice mail, fax mail, text-to-voice e-mail, conference calling, financial news, headline news, sports updates, weather reports, active message notification, travel and concierge services, electronic banking and bill payment and "call connect" services. These services have catered primarily to the mobile business traveler and have been marketed and offered through communications cards. The Company intends to expand its markets through the development and implementation of its new Orchestrate/SM/ product and network-based call center technology.

              The Company's September 1996 acquisition of TeleT Communications LLC ("TeleT"), an Internet-based technology development company, made possible the development of Orchestrate/SM/, which the Company believes will be the first network-based product to fully integrate the functionality of telephones and computers. Orchestrate/SM/ will allow subscribers to control their communications through either a computer or telephone, according to their own preferences independent of how a communication was originally sent. As currently designed, Orchestrate/SM/ functions will include messaging, conference calling, information services and a personal home page on the Web, which subscribers will be able to utilize without the purchase of any special software or hardware. Premiere intends to launch and implement its Orchestrate/SM/ product during 1997.

              Premiere intends to implement its network-based call center technology in 1997, beginning with NationsBanc Services, Inc. ("NationsBanc Services"), an affiliate of NationsBank Corporation, the nation's fourth largest banking company. This technology will allow Premiere to streamline and enhance call processing and distributing for financial institutions and other large corporations.

              Individuals may subscribe to Premiere's WorldLink services through direct distribution channels or through one of Premiere's co-branded or licensing relationships. In addition, Premiere has formed strategic relationships with companies such as DeltaTel, Inc., a subsidiary of Delta Airlines, Inc., WorldCom, Inc. ("WorldCom") and CompuServe Incorporated ("CompuServe") in order to market and expand its services.

              Premiere has developed an advanced electronic billing and information system ("EBIS"), which enables Premiere to monitor and bill transactions based on a variety of parameters. Individual usage thresholds can be established for each subscriber and fees can be electronically charged to the subscriber's credit card or bank account. The EBIS allows Premiere to speed receipt of funds, monitor spending and fraud controls on a real-time basis and minimize the number of personnel involved in billing and collection functions.

              The Company's principal executive offices are located at 3399 Peachtree Road, N.E., The Lenox Building, Suite 400, Atlanta, Georgia 30326, and its telephone number is (404) 262-8400.

         THE PREMIERE STRATEGY

              Premiere's goal is to be the leading network-based computer telephony company specializing in the integration of telecommunications and information services. Premiere's strategy for achieving that goal includes the following key elements:

                    Build Subscriber Base.  Premiere seeks to increase the
              number of subscribers to its services and to retain its subscribers by capitalizing on existing and creating new strategic marketing relationships, exploiting its other distribution channels, expanding the range of services available on its platform, maintaining an attractive pricing strategy for its services and providing superior customer service. Premiere emphasizes retaining existing subscribers in order to provide Premiere with a recurring revenue base.

                    Develop Additional Services.  Premiere intends to launch and implement its Orchestrate/SM/ product and call center technology in 1997 and to continue developing additional functions and features on its platform. Premiere believes that relationships with its existing and future strategic partners will assist it in developing new services. Premiere intends to make available to its general subscriber base the services it develops in connection with certain of these strategic partners.

                    Develop Local Access Capability.  Premiere believes that its pending acquisitions of Voice-Tel (as hereinafter defined) (See "-Recent Developments") and the launch and implementation of Orchestrate/SM/ will place Premiere in a position to begin providing local access to its services, which should result in Premiere's services being used more on a daily basis by subscribers, whether they are at home, in the office or traveling. Orchestrate/SM/ is designed to be a time-saving tool for controlling all of a user's daily communications. Premiere believes that offering local access at a low flat rate to its subscribers will be important in developing the market for the Orchestrate/SM/ package and the individual Orchestrate/SM/ service components.

                    Enter into Strategic Relationships.  Premiere believes that its relationships with strategic partners will continue to be important in building Premiere's subscriber base. Each strategic partner brings to Premiere an existing base of prospective users of Premiere's services. Premiere has sought and established strategic relationships with parties whose customers are likely to be extensive users of Premiere's services.

                    Expand Internationally.  Premiere believes that there is a large international market for its services. Premiere currently has subscribers in more than 100 countries, and its platform currently communicates with subscribers in 10 languages. In 1996, Premiere opened a data and switching center in London, England. This data center has allowed Premiere to reduce the transmission costs associated with system access from many European locations and to more effectively pursue long term strategic relationships with European partners. Premiere intends to continue its international expansion activities in 1997.

                    Continue Investment in Computer Telephony Platform.
              Premiere has developed its platform to be modular and scalable, with an open systems design and readily available hardware components, thereby allowing its subscriber base and network traffic to grow without significant upgrades or changes to existing platform hardware.

                    Continue Investment in EBIS.   Premiere has designed the
              EBIS to automate real-time monitoring and billing of subscriber transactions. Premiere believes that the EBIS reduces overhead requirements by automating the billing process and enhances cash flow by expediting payment. Premiere also believes that the EBIS reduces exposure to credit risks, since it establishes predetermined spending limits for each subscriber, requires a valid credit card or bank account from each subscriber before commencing service and bills usage charges directly to the credit card or bank account of each subscriber. The Company plans to continue its investment in development and support of the EBIS.

         RECENT DEVELOPMENTS

              On April 2, 1997, the Company entered into definitive agreements to acquire, in separate transactions, Voice-Tel Enterprises, Inc. ("VTE"), VTN, Inc., the general partner of Voice-Tel Network Limited Partnership ("VTNLP"), the limited partner interests in VTNLP owned by Merchandising Productions, Inc. (collectively, "Voice-Tel") and certain independently operated franchisees of VTE ("Franchisees"). Voice-Tel provides, directly and through independently operated franchisees, locally accessed interactive digital voice messaging services through over 200 service centers in the United States, Canada, Australia and New Zealand. Voice-Tel owns and operates a digital frame relay network that connects and provides message transmission capabilities to the local voice messaging centers.

              Premiere believes that the acquisitions of Voice-Tel and the Franchisees will enhance the Company's historical distribution channels by allowing the Company to offer a local access product. While the Company's measured 800 access products have appealed primarily to a mobile customer base, the Company believes that a local access product will appeal to a broader customer base and is particularly important to the marketing of the Company's new Orchestrate/SM/ product. In addition to the advantages of interconnected local access, Premiere's acquisitions of Voice-Tel and the Franchisees provide the Company with a significant direct sales force, an expanded customer base and cross marketing opportunities.

              The following table sets forth the key markets in which VTE and the Franchisees, subject to definitive acquisition agreements, are operating:

COMPANY NAME                      KEY MARKETS
------------                      -----------
Voice-Tel Enterprises, Inc.       Chicago, IL
                                  Richmond and Norfolk,VA
                                  Washington, DC
                                  Australia
                                  New Zealand
Communication Concepts, Inc.      Boston, MA
Voice-Tel of Canada               Canada
DMG, Inc. and VTG, Inc.           Dallas, TX
                                  Houston, TX
Voice-Net Communications
 Systems, Inc. and affiliate      New York, NY
Premier Business Services, Inc.   Greensboro-Winston-
                                  Salem-High Point, NC
                                  Raleigh-Durham, NC
In-Flow Services, Corp.           Portland, OR
Penta Group, Inc. and Scepter     Anchorage, AK
 Communications, Inc.             Seattle, WA
In-Touch Technologies, Inc.       San Francisco, CA
Hi-Pak Systems, Inc. and
 affiliate                        Detroit, MI
Dowd Enterprises, Inc.            Columbus, OH
VT of Ohio, Inc.                  Cleveland, OH
Voice Tel of San Jose             San Jose, CA
Pandree, Inc.                     Atlanta, GA
Shamlin, Inc.                     Denver, CO
Voice-Tel of Jacksonville, Inc.   Jacksonville, FL
Continuum, Inc.                   Lexington, KY
                                  Louisville, KY
D & K Communications Corporation  Memphis, TN

VTM, Inc.                         Minneapolis, MN
Sands Communications, Inc. and    Phoenix, AZ
 affiliates                       Los Angeles, CA
                                  Albuquerque, NM
SDVT, Inc.                        San Diego, CA
VoiceServ, Inc. and affiliate     Westport, CT


      The agreements relating to the acquisition of VTE and VTN, Inc.
provide for the acquisition to be accounted for on a pooling-of-interests accounting basis for an aggregate of approximately $23 million of the Company's Common Stock. The agreements relating to the acquisitions of the Franchisees provide generally for the acquisitions to be accounted for on a pooling-of-interests accounting basis. The purchase price of the Franchisees will be determined based on a multiple of either the Franchisee's revenues or normalized earnings before taxes, depreciation and amortization for 1996, plus the amount of cash and minus the amount of funded indebtedness on the Franchisee's closing date balance sheet. In all agreements, the number of shares of Common Stock to be delivered to satisfy the purchase price will be determined based on the average of the daily closing prices of the Common Stock as reported on the Nasdaq National Market for a period prior to closing, although no further adjustments will be made to the extent the average closing price is less than $22.50 or more than $30.50. The acquisition agreement relating to the purchase of the limited partner interest in VTNLP provides for a cash purchase of that interest for $9.2 million. The agreements relating to the proposed acquisitions of Voice-Tel and the Franchisees are subject to various closing conditions, but, with the exception of the closing of VTE, VTN, Inc. and the limited partner interests in VTNLP, the acquisitions are not conditioned on the closing of any other acquisition. Because of the conditions to closing, consummation of any or all of the acquisitions cannot be assured.

      When the acquisitions of Voice-Tel and the Franchisees are consummated, the Company will file with the Commission a Current Report on Form 8-K (the "Form 8-K") containing historical financial information on Voice-Tel and certain of the Franchisees and pro forma financial information on the Company, as required by Regulation S-X promulgated by the Commission. When filed, the information in the Form 8-K shall be incorporated by reference in this Prospectus and shall be deemed to be a part hereof from the date of filing. Unless the Voice-Tel transactions are abandoned, no sales will be made under this Prospectus until such Form 8-K is filed.

      The Company plans to acquire the remaining franchisees of Voice-
Tel, if it can reach agreement with the franchised entities and their owners. In connection with such potential acquisitions, the Company plans to utilize its Common Stock as acquisition consideration, if possible, and may utilize this Prospectus to effect such acquisitions.

                                  RISK FACTORS

              Ability to Manage Growth; Acquisition Risks. The Company has experienced substantial growth in recent years. This growth has placed significant demands on all aspects of the Company's business, including its administrative, technical and financial personnel and systems. Additional expansion by the Company may further strain the Company's management, financial and other resources. There can be no assurance that the Company's systems, procedures, controls and existing space will be adequate to support expansion of the Company's operations. The Company's future operating results will substantially depend on the ability of its officers and key employees to manage changing business conditions and to implement and improve its technical, administrative, financial control and reporting systems. If the Company is unable to respond to and manage changing business conditions, then the quality of the Company's services, its ability to retain key personnel and its results of operations could be materially adversely affected. At certain stages of growth in network usage, the Company is required to add capacity to its computer telephony platform and its digital central office switch, thus requiring the Company continuously to attempt to predict growth in its network usage and add capacity to its switch accordingly. Difficulties in managing continued growth, including difficulties in predicting the growth in network usage, could have a material adverse effect on the Company. The Company has grown, and intends to grow, in substantial part through acquisitions of complementary services, products, technologies or businesses. The Company acquired substantially all of the assets and business operations of TeleT in September 1996. There can be no assurance that the Company will be able to successfully integrate TeleT's products, technologies, operations, personnel or business, or that once integrated TeleT's operations will achieve comparable levels of revenue, profitability or productivity as the Company's operations existing at the time of the acquisition or otherwise perform as expected. On April 2, 1997, the Company announced that it had entered into definitive agreements to acquire, in separate transactions, Voice-Tel and certain Franchisees. There can be no assurance that the Company's acquisitions of Voice-Tel or any Franchisees will be completed. Acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, the write-off of software development costs and the amortization of expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on the Company's business, operating results or financial condition. Acquisitions also involve numerous additional risks, including difficulties in the assimilation of the operations, services, products and personnel of the acquired company, the diversion of management's attention from other business concerns, entering markets in which the Company has little or no direct prior experience and the potential loss of key employees of the acquired company. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed.

              Factors Affecting Operating Results; Seasonality; Potential Fluctuations in Quarterly Results. The Company's operating results have varied significantly in the past and may vary significantly in the future. Special factors that may cause the Company's future operating results to vary include the unique nature of strategic relationships into which the Company may enter in the future, changes in operating expenses resulting from such strategic relationships and other factors, the continued acceptance of the Company's licensing program, the financial performance of the Company's licensees, the timing of new service announcements, market acceptance of new and enhanced versions of the Company's services, potential acquisitions, changes in legislation and regulation that may affect the competitive environment for the Company's communications services and general economic and seasonal factors.

              In the future, revenues from the Company's strategic relationships may become an increasingly significant portion of the Company's total revenues. Due to the unique nature of each strategic relationship, these relationships may change the Company's mix of expenses relative to revenues.

              Quarterly revenues are difficult to forecast because the market for the Company's information and telecommunications services is rapidly evolving. The Company's expense levels are based, in part, on its expectations as to future revenues. If revenue levels are below expectations, the Company may be unable or unwilling to reduce expenses proportionately and operating results would likely be adversely affected.

         As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the market price of the Company's Common Stock will likely be adversely affected.

              Intense Competition. The information and telecommunications services industries are intensely competitive, rapidly evolving and subject to rapid technological change. The Company expects competition to increase in the future. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, personnel, marketing, engineering, technical and other resources than the Company. Such competition could materially adversely affect the Company's business, operating results or financial condition.

              The Company attempts to differentiate itself from its competitors by offering an integrated suite of information and telecommunications services. Other providers currently offer each of the individual services and certain combinations of the services offered by the Company. The Company's worldwide long distance services and features such as conference calling compete with services provided by companies such as AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI") and Sprint Corporation ("Sprint"), as well as smaller interexchange long distance providers. The Company's voice mail services compete with voice mail services provided by certain regional Bell operating companies ("RBOCs") as well as by independent voice mail vendors such as Octel Communications Corporation ("Octel"). The Company's enhanced travel services, concierge services, news services and electronic mail services are competing with services provided by America Online, Prodigy and numerous Internet service providers. When implemented, the Company's Orchestrate/SM/ product will compete with companies such as Octel, Microsoft Corp. ("Microsoft"), Novell, Inc. and Lucent Technologies, Inc. ("Lucent"). The Company's call center technology will compete with companies such as AT&T, MCI and Lucent. The Company expects that other parties will develop and implement information and telecommunications service platforms similar to its platform, thereby increasing competition for the Company's services.

              In addition, on February 8, 1996, President Clinton signed into law the Telecommunications Act of 1996, as amended, (the "1996 Act") that will allow local exchange carriers, including the RBOCs, to provide inter-LATA long distance telephone service, which will likely significantly increase competition for long distance services. The new legislation also grants the Federal Communications Commission (the "FCC") the authority to deregulate other aspects of the telecommunications industry, which in the future may, if authorized by the FCC, facilitate the offering of an integrated suite of information and telecommunications services by regulated entities, including the RBOCs, in competition with the Company. Such increased competition could have a material adverse effect on the Company's business, operating results or financial condition.

              Telecommunication companies compete for consumers based on price, with major long distance carriers conducting extensive advertising campaigns to capture market share. There can be no assurance that a decrease in the rates charged for communications services by the major long distance carriers or other competitors, whether caused by general competitive pressures or the entry of the RBOCs and other local exchange carriers into the long distance market, would not have a material adverse effect on the Company's business, operating results or financial condition.

              The Company expects that the information and telecommunications services markets will continue to attract new competitors and new technologies, possibly including alternative technologies that are more sophisticated and cost effective than the Company's technology. The Company does not have the contractual right to prevent its subscribers from changing to a competing network, and the Company's subscribers may generally terminate their service with the Company at will.

              Technological Change; Dependence on New Services. The computer telephony market is characterized by rapid technological change, frequent new product introductions and evolving industry standards.
         The Company's future success will depend in significant part on its ability to anticipate industry standards, continue to apply advances in technologies, enhance its current services, develop and introduce new services on a timely basis, enhance its software and its computer telephony platform and successfully compete with products and services based on evolving or new technology. The Company expects new products and services, and enhancements to existing products and services, to be developed and introduced which will compete with the services offered by the Company. Among the new and evolving technologies that the Company expects to compete for the services offered by the Company are notebook computers equipped with sound cards, fax modems and cellular modems, portable Internet appliances which would allow connection to the Internet over wireless networks and personal digital assistants with enhanced communications features. The Company is also aware that products currently exist which allow text-to-voice e-mail conversion and provide "meet me" services, and that several communications companies are developing or have developed services that would compete with the Company's proposed "follow me" service by allowing users to have a single telephone number for all of their communications devices. The Company currently intends to introduce and market new and enhanced services in 1997, including Orchestrate/SM/ and network-based call center technology. Development of these services will require the implementation of new technologies and the integration of these technologies into the Company's platform. There can be no assurance that the Company will be successful in developing and marketing service enhancements or new services that respond to these or other technological changes or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of its services, or that its new services and the enhancements thereto, will adequately meet the requirements of the marketplace and achieve market acceptance. Delays in the introduction of new services, the inability of the Company to develop such new services or the failure of such services to achieve market acceptance could have a material adverse effect on the Company's business, operating results or financial condition.

              Uncertainty of Strategic Relationships. A principal element of the Company's strategy is the creation and maintenance of strategic relationships that will enable the Company to offer its services to a larger customer base than the Company could otherwise reach through its direct marketing efforts. The Company has experienced growth in its existing strategic relationships during 1996, and has entered into or initiated new strategic relationships with several companies, including WorldCom, CompuServe Interactive (United Kingdom), MobileComm, a wholly owned subsidiary of MobileMedia Corporation, and Paging Network, Inc. Although the Company intends to continue to expand its direct marketing channels, the Company believes that strategic partner relationships may offer a potentially more effective and efficient marketing channel. Consequently, the Company's success depends in part on the ultimate success of these relationships and on the ability of these strategic partners to effectively market the Company's services. Failure of one or more of the Company's strategic partners to successfully develop and sustain a market for the Company's services, or the termination of one or more of the Company's relationships with a strategic partner, could have a material adverse effect on the Company's overall performance due to the possibility of more costly direct marketing expenditures by the Company and other factors.

              In November 1996 the Company entered into a strategic alliance agreement with WorldCom, the fourth largest long-distance carrier in the United States, in which WorldCom is required, among other things, to provide the Company with the right of first opportunity to provide enhanced computer telephony services for a period of at least 25 years. In connection with this agreement, the Company issued to WorldCom 2,050,000 shares of common stock valued at approximately $25.2 million (based on an independent appraisal) and paid WorldCom $4.7 million in cash. The Company recorded the value of this agreement as an intangible asset. While the Company believes that the intangible asset will be recovered over the life of the agreement, this recoverability is dependent upon the success of the strategic relationship. The Company will continually evaluate the realizability of the intangible asset recorded.

              Although the Company views its strategic relationships as a key factor in its overall business strategy and in the development and commercialization of its services, there can be no assurance that its strategic partners view their relationships with the Company as significant for their own businesses or that they will not reassess their commitment to the Company in the future. The Company's arrangements with its strategic partners do not always establish minimum performance requirements for the Company's strategic partners, but instead rely on the voluntary efforts of these partners in pursuing joint goals. Certain of these arrangements prevent the Company from entering into strategic relationships with other companies in the same industry as the Company's strategic partners, either for specified periods of time or while the arrangements remain in force. In addition, even when the Company is without contractual restriction, it may be restrained by business considerations from pursuing alternative arrangements. The ability of the Company's strategic partners to incorporate the Company's services into successful commercial ventures will require the Company, among other things, to continue to successfully enhance its existing services and develop new services. The Company's inability to meet the requirements of its strategic partners or to comply with the terms of its strategic partner arrangements could result in its strategic partners failing to market the Company's services, seeking alternative providers of communication and information services or canceling their contracts with the Company, any of which could have a material adverse impact on the Company.

              Dependence on Licensing and Strategic Relationships. The Company has licensing relationships with companies that have chosen to outsource part or all of their communications card services to Premiere. License fees accounted for approximately 26.5% of Premiere's 1996 revenues. One licensee, Communications Network Corporation ("CNC"), accounted for approximately 19.6% of Premiere's 1996 license fees and approximately 5.2% of the Company's total 1996 revenues. On August 6, 1996, CNC was placed into bankruptcy under Chapter 11 of the United States Bankruptcy Code. CNC owed the Company approximately $627,000 as of December 31, 1996. However, CNC's transmission provider, WilTel, is also obligated to pay this amount to the Company. In addition, WorldCom accounted for approximately 43.5% of Premiere's 1996 license fees and approximately 11.5% of Premiere's total 1996 revenues. The Company believes that through a combination of new licensing agreements, the strategic alliance agreement with WorldCom and increased revenues from existing licensees, the Company has replaced all of the anticipated CNC revenue.

              The Company intends to increase its number of licensees and its licensee transaction volume in the future. The Company's success depends in part upon the ultimate success or failure of its licensees. The telecommunications industry is intensely competitive and rapidly consolidating. The majority of companies that have chosen to outsource communications card services to Premiere are small or medium-sized telecommunications companies that may be unable to withstand the intense competition in the telecommunications industry. During the past 12 months, one licensee, in addition to CNC, ceased doing business with the Company primarily due to financial difficulties. Licensees that ceased doing business with Premiere due to financial difficulties contributed in the aggregate approximately $2.9 million of Premiere's 1996 revenues. Although the Company was able to add new licensees in 1996, there can be no assurance that the failure of one or more of the Company's licensees to develop and sustain a market for the Company's services, or termination of one or more of the Company's licensing relationships, will not have a material adverse effect on the Company's business, operating results or financial condition.

              Potential Adverse Impact of Pending Litigation. The Company has several litigation matters pending, which the Company is defending vigorously. Due to the inherent uncertainties of the judicial system, the Company is unable to predict the outcome of such litigation matters. If the outcome of one or more of such matters is adverse to the Company, it could have a material adverse effect on the Company's business, operating results or financial condition. Information concerning such litigation matters is contained in the Company's reports incorporated by reference herein. See "Available Information" and "Incorporation by Reference."

              Dependence on Key Management and Personnel. The Company's success is largely dependent upon its executive officers and other key personnel, the loss of one or more of whom could have a material adverse effect on the Company. The Company believes that its continued success will depend to a significant extent upon the efforts and abilities of Boland T. Jones, Chairman and President, D. Gregory Smith, Executive Vice President, Gregg S. Freishtat, Senior Vice President, and Leonard A. DeNittis, Vice President of Engineering and Operations, and certain other key executives. The loss of services of any of these individuals could have a material adverse effect upon the Company. Messrs. Jones, Smith and DeNittis have entered into employment agreements with the Company which expire in December 1999, and the Company maintains key man life insurance on each of these persons in the amounts of $3.0 million, $2.0 million and $2.0 million, respectively.

              The Company also believes that to be successful it must hire and retain highly qualified engineering and product development personnel. Competition in the recruitment of highly qualified personnel in the information and telecommunications services industry is intense. The inability of the Company to locate, hire and retain such personnel may have a material adverse effect on the Company. No assurance can be given that the Company will be able to retain its key employees or that it will be able to attract qualified personnel in the future.

              Dependence on Switching Facilities and Computer Telephony Platforms; Damage, Failure and Downtime. The Company currently maintains switching facilities and computer telephony platforms in Atlanta, Georgia and Dallas, Texas, and a point-of-presence ("POP") site in London, England. The Company's network service operations are dependent upon its ability to protect the equipment and data at its switching facilities against damage that may be caused by fire, power loss, technical failures, unauthorized intrusion, natural disasters, sabotage and other similar events. The Company has taken precautions to protect itself and its subscribers from events that could interrupt delivery of the Company's services. These precautions include physical security systems, uninterruptible power supplies, on-site power generators designed to be sufficient to continue operation of the Company's network in the event of a power outage for approximately four days, upgraded backup hardware and chemical fire protection systems. The Company's network is further designed such that the data on each network server is duplicated on a separate network server. Notwithstanding such precautions, there can be no assurance that a fire, act of sabotage, technical failure, natural disaster or a similar event would not cause the failure of a network server and its backup server, other portions of the Company's network or one of the facilities as a whole, thereby resulting in an outage of the Company's services. Such an outage could have a material adverse effect on the Company. While the Company has not experienced any downtime of its network due to natural disasters or similar events, on occasion the Company has experienced downtime due to various technical failures. When such failures have occurred, the Company has worked to remedy the failure as soon as possible. The Company believes that these technical failures have been infrequent. Although the Company maintains business interruption insurance providing for aggregate coverage of approximately $10.8 million per policy year, there can be no assurance that the Company will be able to maintain its business interruption insurance, that such insurance would continue to be available at reasonable prices, that such insurance would cover all such losses or that such insurance would be sufficient to compensate the Company for losses it experiences due to the Company's inability to provide services to its subscribers.

              Limited Protection of Proprietary Technology; Risks of Infringement. The Company relies primarily on a combination of copyright and trade secret laws and contractual confidentiality provisions to protect its proprietary rights. These laws and contractual provisions provide only limited protection of the Company's proprietary rights. The Company has one patent application pending and 13 trademark or copyright registrations pending. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's software or services or to obtain and use information that the Company regards as proprietary. Although the Company is not aware of any current or previous infringement on its proprietary rights, there can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as the laws of the United States.

              The Company is aware of other companies that use the terms "WorldLink" or "Premiere" in describing their products and services, including telecommunications products and services. Certain of those companies hold registered trademarks which incorporate the names "WorldLink" or "Premiere." The Company has received correspondence from a provider of prepaid calling cards which claims that the Company's use of the term "Premiere WorldLink" infringes upon its trademark rights. In addition, the Company has received correspondence from a major bank, which is among the holders of registered trademarks incorporating the term "WorldLink," inquiring as to the nature of the Company's use of the term "WorldLink" as a part of its mark "Premiere WorldLink." Based on, among other things, the types of businesses in which the other companies are engaged and the low likelihood of confusion, the Company believes these claims to be without merit. No assurance can be given that actions or claims alleging trademark, patent or copyright infringement will not be brought against the Company with respect to current or future products or services, or that, if such actions are brought, the Company will ultimately prevail. Any such claiming parties may have significantly greater resources than the Company to pursue litigation of such claims. Any such claims, whether with or without merit, could be time consuming, result in costly litigation, cause delays in introducing new or improved services, require the Company to enter into royalty or licensing agreements or cause the Company to discontinue use of the challenged trade name, service mark or technology at potential significant expense to the Company associated with the marketing of a new name or the development or purchase of replacement technology, all of which could have a material adverse effect on the Company.

              On June 28, 1996, AudioFAX IP LLC ("AudioFAX") filed a complaint against the Company and Premiere Communications, Inc. in the United States District Court for the Northern District of Georgia. In the complaint, AudioFAX alleged that the Company manufactures, uses, sells and/or distributes certain enhanced facsimile products which infringe three United States patents and one Canadian patent allegedly held by AudioFAX. In the third quarter of 1996, the Company took a one-time charge for the estimated legal fees and other costs that the Company expected to incur to resolve this matter. On February 11, 1997, the Company entered into a long term, non-exclusive license agreement with AudioFAX settling the litigation.

              Dependence Upon Software. The software developed and utilized by the Company in providing its services may contain undetected errors. Although the Company engages in extensive testing of its software prior to introducing the software onto its network, there can be no assurance that errors will not be found in software after commencement of use of such software. Any such error may result in partial or total failure of the Company's network, additional and unexpected expenses to fund further product development or to add programming personnel to complete a development project, and loss of revenue because of the inability of subscribers to use Premiere's network or the cancellation by subscribers of their service with Premiere, any of which could have a material adverse effect on the Company. The Company maintains technology errors and omissions insurance coverage of $10.0 million per policy aggregate.

              Dependence Upon Telecommunication Providers; No Guaranteed Supply. The Company does not own a transmission network and, accordingly, depends on WorldCom Network Services, Inc. d/b/a WilTel ("WilTel"), Corporate Telemanagement, Inc. ("CTG"), Cherry Communications, Incorporated ("Cherry"), Sprint and other facilities-based and non-facilities based carriers for transmission of its subscribers' long distance calls. For the year ended December 31, 1996, WilTel, CTG, Cherry and MCI were responsible for carrying traffic representing approximately 38%, 29%, 13% and 2%, respectively, of the minutes of long distance transmissions billed to the Company. Further, the Company is dependent upon local exchange carriers for call origination and termination. In October 1995, a carrier utilized by the Company to originate calls experienced a regional network outage due to Hurricane Opal. The Company's losses due to this outage were approximately $37,000, all of which, less a $5,000 deductible, was reimbursed by the Company's insurance carrier. In September 1995, a provider utilized by the Company to originate calls experienced a regional network outage due to a technical malfunction caused by a third party vendor performing software maintenance on the provider's network. The Company estimated its losses at approximately $17,000 due to this outage. This loss was not covered by the Company's insurance. Although the Company's originating providers are generally able to reroute the

         Company's inbound calls within several hours of an outage, rerouting was not possible in these instances due to the widespread nature of the outages. If there is an outage affecting one of the Company's terminating carriers, the Company's platform automatically switches calls to another terminating carrier if capacity is available. The Company has not experienced significant losses in the past because of interruptions of service at terminating carriers, but no assurance can be made in this regard with respect to the future. The Company's ability to maintain and expand its business depends, in part, on its ability to continue to obtain telecommunication services on favorable terms from long distance carriers and the cooperation of both interexchange and local exchange carriers in originating and terminating service for its subscribers in a timely manner. A partial or total failure of the Company's ability to receive or terminate calls would result in a loss of revenues by the Company and could lead to a loss of subscribers, which could have a material adverse effect on the Company.

              Regulation. Various regulatory factors may have an impact on the Company's ability to compete and on its financial performance. The Company is subject to regulation by the FCC and by various state public service and public utility commissions. Federal and state regulations and regulatory trends have had, and may have in the future, both positive and negative effects on the Company and on the information and telecommunications service industries as a whole. FCC policy currently requires interexchange carriers to provide resale of the use of their transmission facilities. The FCC also requires local exchange carriers to provide all interexchange carriers with equal access to the origination and termination of calls. If either or both of these requirements were removed, the Company could be adversely affected. These carriers may experience disruptions in service due to factors outside the Company's control, which may cause the Company to lose the ability to complete its subscribers' long distance calls. The Company has made all filings with the FCC necessary to allow the Company to provide interstate and international long distance service. In order to provide intrastate long distance service, the Company is generally required to obtain certification to provide telecommunications services from the public service or public utility commissions of each state, or to register or be found exempt from registration by such commissions. Premiere has made the filings and taken the actions it believes are necessary to become certified or tariffed to provide intrastate card services to customers throughout the United States, except in two states, Alaska and Hawaii, which have historically had restrictions making the cost prohibitive in light of the immaterial amount of intrastate traffic the Company handles in those states. This, however, has recently changed and the Company anticipates authorization to occur in 1997. To date, the Company has not been denied any licenses or tariffs. The Company has received authorization to provide intrastate card services in 44 states, and its applications to provide intrastate card services are pending in 4 states. With the exception of one state, New Mexico, in which the Company's application to provide "0+" service is pending, the Company has received authorization to provide "0+" service in each state where the Company provides such service. The Company's platform does not prevent subscribers from using the platform to make intrastate long distance calls in any state, including states in which the Company has not received approval to provide intrastate long distance services. There can be no assurance that the Company's provision of intrastate card services and "0+" service in states where it is not certified or tariffed to provide such services will not have a material adverse effect on the Company's business, operating results or financial condition.

              On February 8, 1996, the President signed into law the 1996 Act which will allow local exchange carriers, including the RBOCs, to provide inter-LATA long distance telephone service and which also grants the FCC authority to deregulate other aspects of the telecommunications industry. The new legislation may result in increased competition to the Company from others, including the RBOCs and increased transmission costs in the future. In addition, the Company may be subject to additional regulatory requirements and fees as a result of changes made by the 1996 Act.

              In conducting various aspects of its business, the Company is subject to various laws and regulations relating to commercial transactions generally, such as the Uniform Commercial Code and is also subject to the electronic funds transfer rules embodied in Regulation E promulgated by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Given the expansion of the electronic commerce market, the Federal Reserve might revise Regulation E or adopt new rules for electronic funds transfer affecting users other than consumers. Congress has held hearings on whether to regulate providers of services and transactions in the electronic commerce market, and it is possible that Congress or individual states could enact laws regulating the electronic commerce market. If enacted, such laws, rules and regulations could be imposed on the Company's business and industry and could have a material adverse effect on the Company's business, operating results or financial condition.

              Risks Associated with International Expansion. A key component of the Company's strategy is its planned expansion into international markets. In 1996, the Company opened a POP site in London, England and the Company intends to pursue long term strategic relationships with European partners. The Company also intends to establish Telnodes and Network Managers in New Zealand, Canada and potentially other countries in 1997. If international revenues are not adequate to offset the expense of establishing and maintaining these international operations, the Company's business, operating results or financial condition could be materially adversely affected. To date, the Company has only limited experience in marketing and distributing its services internationally. There can be no assurance that the Company will be able to successfully establish the proposed international Telnodes and Network Managers, or to market, sell and deliver its services in these markets. In addition to the uncertainty as to the Company's ability to expand its international presence, there are certain difficulties and risks inherent in doing business on an international level, such as burdensome regulatory requirements and unexpected changes in these requirements, export restrictions, export controls relating to technology, tariffs and other trade barriers, difficulties in staffing and managing international operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world and potentially adverse tax consequences, which could have a material adverse effect on the performance of the Company's international operations. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, operating results or financial condition.

              Risk of Loss From Returned Transactions; Fraud; Bad Debt; Theft of Services. The Company utilizes two principal financial payment clearance systems: the Federal Reserve's Automated Clearing House for electronic fund transfers and the national credit card systems for electronic credit card settlement. In its use of these established payment clearance systems, the Company generally bears credit risks similar to that normally assumed by other users of these systems arising from returned transactions caused by insufficient funds, stop payment orders, closed accounts, frozen accounts, unauthorized use, disputes, theft or fraud. From time to time, persons have gained unauthorized access to the Company's network and obtained services without rendering payment to the Company by unlawfully utilizing the access numbers and PINs of authorized users. No assurance can be given that future losses due to unauthorized use of access numbers and PINs will not be material. The Company attempts to manage these risks through its internal controls and proprietary billing system. The Company's computer telephony platform prohibits a single access number and PIN from establishing multiple simultaneous connections to the platform, and the Company establishes preset spending limits for each subscriber. Past experience in estimating and establishing reserves, and the Company's historical losses are not necessarily accurate indications of the Company's future losses or the adequacy of the reserves established by the Company in the future. Although the Company believes that its risk management and bad debt reserve practices are adequate, there can be no assurance that the Company's risk management practices or reserves will be sufficient to protect the Company from unauthorized or returned transactions or thefts of services which could have a material adverse effect on the Company's business, operating results or financial condition.

              Volatility of Stock Price. There may be significant volatility in the market price for the Common Stock. The Company believes factors such as actual or anticipated quarterly fluctuations in financial results, changes in earnings estimates by securities analysts and announcements of material events by the Company, its major strategic partners or licensees or its competitors may cause the market price for the common stock to fluctuate, perhaps substantially. These fluctuations, as well as general economic conditions, may have a material adverse effect on the market price of the Common Stock. In addition, in recent years the stock market in general, and technology-related stocks in particular, have experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies.

                                USE OF PROCEEDS

              This Prospectus relates to shares of Common Stock that the Company may issue from time to time in connection with proposed acquisitions by the Company or one or more of its subsidiaries. The Company will not receive any proceeds from these offerings other than the value of the businesses or properties acquired by the Company or one or more of its subsidiaries in the proposed acquisitions.

                            SELECTED FINANCIAL DATA

            The following table sets forth selected financial data of the Company and its subsidiaries and has been derived from, and should be read in conjunction with, the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, which is incorporated by reference herein. See "Available Information" and "Incorporation by Reference."

                                                                    NINE MONTHS
                                                YEAR ENDED             ENDED                        YEAR ENDED
                                        -----------------------    --------------  ---------------------------------------------
                                          MARCH 31,   MARCH 31,    DECEMBER 31,     DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
                                             1993        1994         1994(1)          1994(2)          1995           1996
                                          ----------  ----------  ---------------  ---------------  -------------  -------------
                                                                                     (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
  Revenues:
     Subscriber services                    $   844     $ 3,812        $ 5,391          $ 6,592          $15,085       $ 36,557
     License fees                                 0         314          1,748            1,935            5,935         13,777
     Other revenues                           1,093       1,296          1,181            1,468            1,306          1,745
                                        ---------------------------------------------------------------------------------------
        Total revenues                        1,937       5,422          8,320            9,995           22,326         52,079
  Cost of Services                              676       2,261          2,796            3,516            7,603         16,711
                                        ---------------------------------------------------------------------------------------
  Gross Margin                                1,261       3,161          5,524            6,479           14,723         35,368
                                        ---------------------------------------------------------------------------------------
  Operating Expenses:
     Selling and marketing                    1,232       2,116          3,022            3,750            7,267         16,985
     General and administrative                 944       1,486          1,818            2,342            4,460          8,781
     Depreciation and amortization               91         319            246              420              697          2,255
     Charge for purchased research
      and development                             0           0              0                0                0         11,030
     Accrued litigation costs                     0           0              0                0                0          1,250
                                        ---------------------------------------------------------------------------------------
        Total operating expenses              2,267       3,921          5,086            6,512           12,424         40,301
  Operating Income (Loss)                    (1,006)       (760)           438              (33)           2,299         (4,933)
                                        ---------------------------------------------------------------------------------------
  Other Income (Expense):
     Interest income                             16          27            127              149              283          2,529
     Interest expense                          (166)       (250)          (242)            (291)            (366)          (188)
     Other, net                                   0           0             43               43               32             68
        Total other income (expense)           (150)       (223)           (72)             (99)             (51)         2,409
                                        ---------------------------------------------------------------------------------------
  Net Income (Loss) Before Income Taxes
     and Extraordinary Loss                  (1,156)       (983)           366             (132)           2,248         (2,524)
  Provision For (Benefit From) Income
   Taxes                                          0           0             48               48              330         (1,627)
                                        ---------------------------------------------------------------------------------------
Net Income (Loss) Before Extraordinary
 Loss                                        (1,156)       (983)           318             (180)           1,918           (897)
Extraordinary Loss on Early
 Extinguishment
  of Debt, Net of Tax Effect of $37,880           0           0              0                0                0             59
                                        ---------------------------------------------------------------------------------------
  Net Income (Loss)                          (1,156)       (983)           318             (180)           1,918           (956)
  Preferred Stock Dividends                       0          64            256              320              309             29
                                        ---------------------------------------------------------------------------------------
Net Income (Loss) Attributable to Common
  Shareholders                              $(1,156)    $(1,047)       $    62          $  (500)         $ 1,609       $   (985)
Pro Forma Income (Loss) Attributable
  to Common Shareholders For Primary
  Earnings Per Share(3)                     $(1,156)    $(1,047)       $   226          $  (500)         $ 1,807       $   (985)
                                        =======================================================================================
Pro Forma Income (Loss) Per Common
  and Common Equivalent Shares(4)
  Primary                                    $(0.16)     $(0.13)         $0.01           $(0.05)           $0.10         $(0.05)
                                        =======================================================================================
Shares Used In Computing Earnings
  Per Common and Common Equivalent
  Shares(4) (in thousands):  Primary          7,293       8,164         19,147           10,804           17,529         20,170
                                        =======================================================================================
BALANCE SHEET DATA (AT PERIOD END):
  Working capital                           $   482     $ 4,469        $ 4,275          $ 4,275          $ 5,535       $ 69,551
  Total assets                                1,574       6,573          7,623            7,623           16,988        140,051
  Long term liabilities                       1,623       2,112          2,448            2,448            2,513            584
  Shareholders' equity (deficit)               (435)      3,502          3,603            3,603            8,193        124,158


  (1) Effective December 31, 1994, the Company changed its fiscal year end from March 31 to December 31.
  (2) Year ended December 31, 1994 data was derived from the nine months ended December 31, 1994 data and the unaudited interim data for the three months ended March 31, 1994. The data is presented for comparative purposes and additional analysis.
  (3) Supplementary pro forma earnings per share assuming the conversion of Series A Preferred Stock and the retirement of notes payable for the year ended December 31, 1995 are not presented because the effect of the pro forma adjustments is immaterial.
  (4) Pro forma net income (loss) per share is computed using the weighted average number of shares of common stock and dilutive common stock equivalents from convertible preferred stock (using the if-converted method) and from stock options (using the modified treasury stock method). In addition, common stock and common stock equivalents issued at prices below the initial public offering price of $18.00 per share within one year prior to this offering have been included in the calculation (using the treasury stock method) as if they were outstanding for all periods prior to this offering, regardless of whether they are dilutive. Fully diluted data is not presented as the effect is anti-dilutive or immaterial for all periods presented.

                                 LEGAL MATTERS

            The validity of the Shares of Common Stock offered hereby will be passed upon for the Company by Alston & Bird LLP, Atlanta, Georgia.


                                    EXPERTS

            The consolidated financial statements of the Company and its subsidiaries as of December 31, 1995 and 1996 and for the nine months ended December 31, 1994 and the years ended December 31, 1995 and 1996 incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

========================================    ==================================




 NO DEALER, SALESPERSON OR OTHER PERSON
 HAS BEEN AUTHORIZED TO GIVE ANY
 INFORMATION OR TO MAKE ANY
 REPRESENTATIONS OTHER THAN THOSE                   2,500,000 SHARES
 CONTAINED IN THIS PROSPECTUS IN
 CONNECTION WITH THE OFFER MADE HEREBY.
 IF GIVEN OR MADE, SUCH INFORMATION AND
 REPRESENTATIONS MUST NOT BE RELIED
 UPON AS HAVING BEEN AUTHORIZED BY THE
 COMPANY.  THIS PROSPECTUS DOES NOT
 CONSTITUTE AN OFFER TO SELL OR                PREMIERE TECHNOLOGIES, INC.
 SOLICITATION OF AN OFFER TO BUY ANY OF
 THE SECURITIES OFFERED HEREBY IN ANY
 JURISDICTION TO ANY PERSON TO WHOM IT
 IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH
 JURISDICTION.  NEITHER THE DELIVERY OF
 THIS PROSPECTUS NOR ANY SALE MADE
 HEREUNDER AT ANY TIME SHALL UNDER ANY
 CIRCUMSTANCES CREATE ANY IMPLICATION
 THAT THE INFORMATION HEREIN IS CORRECT
 AT ANY TIME AFTER THE DATE HEREOF.
          ______________________
                                                      COMMON STOCK
            TABLE OF CONTENTS
                                    Page
                                    ----
Available Information                  2
Incorporation of Certain
 Information by Reference              3           __________________
Forward-Looking Statements             3
The Company                            4               PROSPECTUS
Risk Factors                           8           __________________
Use of Proceeds                       16
Selected Financial Data               17
Legal Matters                         18
Experts                               18
          ______________________







                                                    ____________, 1997








=========================================   ====================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

         ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

              The Georgia Business Corporation Code permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care of other duty as a director, provided that no provision shall eliminate or limit the liability of a director: (i) for an appropriation, in violation of his duties, of any business opportunity of the corporation; (ii) for acts or omissions which involve knowing or intentional misconduct or a knowing violation of law; (iii) for unlawful corporate distributions; or (iv) for any transaction from which the director received an improper personal benefit. This provision pertains only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers, and limits liability only for breaches of fiduciary duties under Georgia corporate law (and not for violation of other laws, such as the federal securities laws). The Company's Articles of Incorporation (the "Articles") exonerate the Company's directors from monetary liability to the extent permitted by this statutory provision.

              In addition to such rights as may be provided by law, the Company's Bylaws provide broad indemnification rights to the Company's directors and such officers, employees and agents as may be selected by such directors, with respect to various civil and criminal liabilities and losses which may be incurred by such director, officer, agent or employee pursuant to any pending or threatened litigation or other proceedings, except that such indemnification does not apply in the same situations described above with respect to the exculpation from liability of the Company's directors. The Company is also obligated to reimburse such directors and other parties for expenses, including legal fees, court costs and expert witness fees, incurred by such person in defending against any such liabilities and losses, as long as such person in good faith believes that he or she acted in accordance with the applicable standard of conduct with respect to the underlying accusations giving rise to such liabilities or losses and agrees to repay to the Company any advances made under the Bylaws. Any amendment or other modification to the Bylaws which limits or otherwise adversely affects the rights to indemnification currently provided therein shall apply only to proceedings based upon actions and events occurring after such amendment and delivery of notice thereof to the indemnified parties. Such amendments can only be made upon the affirmative vote of
         (i) the holders of at least 75% of the shares entitled to vote to alter, amend or repeal the provisions of the Bylaws or (ii) a majority of the Board of Directors present at the meeting at which the vote is held.

              The Company has entered into separate indemnification agreements with each of its directors and certain of its officers and employees, whereby the Company agreed, among other things, to provide for indemnification and advancement of expenses in a manner and subject to terms and conditions similar to those set forth in the Bylaws. These agreements may not be abrogated by action of the shareholders. There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, not is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.


         ITEM 21.     EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

              (a)   Exhibits

                    2.1 Agreement and Plan of Merger, together with exhibits, dated as of April 2, 1997 by and among Premiere Technologies, Inc., PTEK Merger Corporation and Voice-Tel Enterprises, Inc. and the Stockholders of Voice-Tel Enterprises, Inc. (incorporated by reference to Exhibit
                         2.1 to the Registrant's Current Report on Form 8-K dated April 2, 1997).

                    2.2 Agreement and Plan of Merger, together with exhibits, dated as of April 2, 1997 by and among Premiere Technologies, Inc., PTEK Merger Corporation II, VTN, Inc. and the Stockholders of VTN, Inc. (incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K dated April 2, 1997).

                    2.3 Purchase and Sale Agreement dated April 2, 1997 by and between Premiere Technologies, Inc. and Merchandising Productions, Inc. (incorporated by reference to Exhibit
                         2.3 to the Registrant's Current Report on Form 8-K dated April 2, 1997).

                    2.4 Form of Transfer Agreement, together with exhibits, dated as of __________, 1997 by and among Premiere Technologies, Inc., Franchisees and the Owners of Franchisees (incorporated by reference to Exhibit 2.4 to the Registrant's Current Report on Form 8-K dated April 2, 1997).

                    2.5 Asset Purchase Agreement, together with exhibits, dated September 18, 1996 by and among Premiere Technologies, Inc., PTEK Acquisition Corporation, TeleT Communications LLC and the Members of TeleT Communications LLC (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated September 18, 1996).

                    3.1 Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (No. 33-80547)).

                    3.2 Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (No. 33-80547)).

                    4.1 See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and Bylaws defining the rights of the holders of common stock of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (No. 33-80547)).

                    5.1 Opinion of Alston & Bird LLP, as counsel to the Registrant, as to the legality of the shares being registered.

                    23.1 Consent of Alston & Bird LLP (included as part of
                         Exhibit 5.1).

                    23.2 Consent of Arthur Andersen LLP.

                    24.1 Power of Attorney (contained on signature page of this filing).

              (b)   Financial Statement Schedules

                    Financial statement schedules have been omitted because they are not required or are not applicable.

         ITEM 22.     UNDERTAKINGS

              (a) The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers for sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by section 10(a)(3)
              of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events
              arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

              (2) That, for the purpose of determining any liability under the
            Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
         Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the registrant's Certificate of Incorporation or Bylaws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment for the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

              (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

              (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

              (f) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (f) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 promulgated pursuant to the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                 DESCRIPTION                                       PAGE
-------  --------------------------------------------------------------- ----

    2.1 Agreement and Plan of Merger, together with exhibits, dated as of April 2, 1997 by and among Premiere Technologies, Inc.,
         PTEK Merger Corporation and Voice-Tel Enterprises, Inc. and the Stockholders of Voice-Tel Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated April 2, 1997).
    2.2 Agreement and Plan of Merger, together with exhibits, dated as of April 2, 1997 by and among Premiere Technologies, Inc.,
         PTEK Merger Corporation II, VTN, Inc. and the Stockholders of
         VTN, Inc. (incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K dated April 2, 1997).
    2.3  Purchase and Sale Agreement dated April 2, 1997 by and between
         Premiere Technologies, Inc. and Merchandising
         Productions, Inc. (incorporated by reference to Exhibit 2.3 to the Registrant's Current Report on Form 8-K dated April 2, 1997).
    2.4 Form of Transfer Agreement, together with exhibits, dated as of __________, 1997 by and among Premiere Technologies, Inc.,
         Franchisees and the Owners of Franchisees (incorporated by reference to Exhibit 2.4 to the Registrant's Current Report on Form 8-K dated April 2, 1997).
    2.5  Asset Purchase Agreement, together with exhibits, dated
         September 18, 1996 by and among Premiere Technologies, Inc.,
         PTEK Acquisition Corporation, TeleT Communications LLC and the
         Members ofTeleT Communications LLC (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated September 18, 1996).
    3.1 Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on
         Form S-1 (No. 33-80547)).
    3.2  Amended and Restated Bylaws (incorporated by reference to Exhibit
         3.2 to the Registrant's Registration Statement on Form S-1
         (No. 33-80547)).
    4.1 See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and Bylaws defining the rights of the holders of common stock of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant's
         Registration Statement on Form S-1 (No. 33-80547)).
    5.1 Opinion of Alston & Bird LLP, as counsel to the Registrant, as to the legality of the shares being registered.
   23.1  Consent of Alston & Bird LLP (included as part of Exhibit 5.1).
   23.2  Consent of Arthur Andersen LLP.
   24.1  Power of Attorney (contained on signature page of this filing).
